SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ---------------

                                  SCHEDULE TO

                                 (RULE 14D-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                                ---------------

                             PYR ENERGY CORPORATION
                       (Name of Subject Company (Issuer))
                                ---------------

                            SAMSON ACQUISITION CORP.
                            SAMSON INVESTMENT COMPANY
                      (Names of Filing Persons (Offerors))

                                ---------------
                   COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                    693677106
                      (CUSIP Number of Class of Securities)
                                ---------------

                                ANNABEL M. JONES
                  ASSISTANT GENERAL COUNSEL - CORPORATE AFFAIRS
                            SAMSON INVESTMENT COMPANY
                             TWO WEST SECOND STREET
                              TULSA, OKLAHOMA 74103
                                 (918) 591-1006

                                 WITH A COPY TO:

                                 R. SCOTT COHEN
                           WEIL, GOTSHAL & MANGES LLP
                          200 CRESCENT COURT, SUITE 300
                                DALLAS, TX 75201
                 (Name, Address and Telephone Numbers of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                ---------------

                           CALCULATION OF FILING FEE*
================================================================================
         Transaction Valuation                   Amount of Filing Fee**
--------------------------------------------------------------------------------
             $45,013,600.83                             $1,381.92
--------------------------------------------------------------------------------
* Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $1.21, the per share tender offer price, by the sum of (i) the 37,993,259 outstanding shares of common stock, par value $0.001 per share, of PYR Energy Corporation as of January 11, 2007 (according to PYR Energy Corporation's Quarterly Report on Form 10-Q for the quarterly period ended November 30, 2006) less the 3,689,200 shares owned by Samson Investment Company, (ii) 2,169,764 shares subject to option grants made under the PYR Energy Corporation's share-based compensation plans (according to PYR Energy Corporation's Quarterly Report on Form 10-Q for the quarterly period ended November 30, 2006 and certain Form 4 filings made on January 23, 2007), and
   (iii) 727,500 shares under warrants issued to third parties for services performed (according to PYR Energy Corporation's Quarterly Report on Form 10-Q for the quarterly period ended November 30, 2006).

** The amount of the filing fee, calculated in accordance with Regulation
   240.0-11 of the Securities Exchange Act of 1934, as amended, is calculated by multiplying the transaction value by 0.0000307.

[_]   Check the box if any part of the fee is offset as provided by Rule 0-11(a)
      (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:________________      Filing Party:________________

      Form or Registration No.:________________    Date Filed:________________


[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

      [X]  third-party tender offer subject to Rule 14d-1.
      [_]  issuer tender offer subject to Rule 13e-4.
      [_]  going-private transaction subject to Rule 13e-3.
      [X]  amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

================================================================================

                                  INTRODUCTION

     This Amendment No. 1 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed on March 28, 2007 (as so amended, the "Schedule TO") by Samson Acquisition Corporation ("Purchaser"), a Maryland corporation and wholly-owned subsidiary of Samson Investment Company, a Nevada corporation ("Parent"). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share, of PYR Energy Corporation, a Maryland corporation (the "Company"), net per share in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 28, 2007 and in the related Letter of Transmittal which are annexed to and filed with the Schedule TO as Exhibits (a)(1) and (a)(2), respectively. This Amendment is being filed on behalf of Purchaser and Parent. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO.

    Item 12 of the Schedule TO is hereby amended and supplemented by the addition of Exhibit (a)(11) and, as so amended, is restated as follows:

ITEM 12.    EXHIBITS.

(a)(1)                 Offer to Purchase, dated March 28, 2007
(a)(2)                 Form of Letter of Transmittal
(a)(3)                 Form of Notice of Guaranteed Delivery
(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(5)                 Form of Letter to Clients
(a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(7) Summary Advertisement as published in The New York Times on March 28, 2007
(a)(8) Press Release announcing the commencement of the Offer issued by Parent on March 28, 2007
(a)(9) Press Release announcing Parent's intention to commence the Offer issued by Parent on March 20, 2007 (incorporated by reference to Schedule TO filed by Parent on March 20, 2007)
(a)(10) Letter dated March 20, 2007 from Parent to the Chief Executive Officer and the Board of Directors of the Company (included in Exhibit (a)(9))
(a)(11) Press Release, dated April 5,2007, announcing less than expected drilling results on the Nome-Harder No. 1 Well

                                    SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          SAMSON ACQUISITION CORPORATION


                                          By:   /s/  Jack A. Canon
                                              -----------------------------
                                              Name:   Jack A. Canon
                                              Title:  Senior Vice President



                                          SAMSON INVESTMENT COMPANY


                                          By:   /s/  Jack A. Canon
                                              -----------------------------
                                              Name:   Jack A. Canon
                                              Title:  Senior Vice President,
                                                      General Counsel and
                                                      Secretary


Dated: April 5, 2007

                                  EXHIBIT INDEX

EXHIBIT NO.            DOCUMENT
-----------            --------
(a)(1)                 Offer to Purchase, dated March 28, 2007
(a)(2)                 Form of Letter of Transmittal
(a)(3)                 Form of Notice of Guaranteed Delivery
(a)(4)                 Form of Letter to Brokers, Dealers, Commercial Banks,
                       Trust Companies and Other Nominees
(a)(5)                 Form of Letter to Clients
(a)(6)                 Form of Guidelines for Certification of Taxpayer
                       Identification Number on Substitute Form W-9
(a)(7)                 Summary Advertisement as published in The New York Times
                       on March 28, 2007
(a)(8)                 Press Release announcing the commencement of the Offer
                       issued by Parent on March 28, 2007
(a)(9)                 Press Release announcing Parent's intention to commence
                       the Offer issued by Parent on March 20, 2007
                       (incorporated by reference to Schedule TO filed by Parent on March 20, 2007)
(a)(10)                Letter dated March 20, 2007 from Parent to the Chief
                       Executive Officer and the Board of Directors of the Company (included in Exhibit (a)(9))
(a)(11)                Press Release, dated April 5,2007, announcing less than
                       expected drilling results on the Nome-Harder No. 1 Well













----------------------
* Filed herewith.